Via Facsimile and U.S. Mail
Mail Stop 4720

May 25, 2010

Mr. Xin Sun
CEO and CFO
China Health Industries Holdings, Inc.
68 Binbei Street
Songbei District, Harbin City
People's Republic of China

Re: **China Health Industries Holdings, Inc.**
       Form 10-K filed on October 27, 2009, as amended on November 11, 2009,
       November 13, 2009 and December 22, 2009
       File No. 000-51060

Dear Mr. Sun:

       We have reviewed your March 23, 2010 response to our January 29, 2010 letter
and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the filing, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

Form 10-K/A filed December 22, 2009

General

1. In response to our prior comments, you provide proposed disclosure and/or state
   that you intend to file copies of various agreements with amended filings. Please
   be aware that we will not be able to clear these comments until we have an
   opportunity to review the amended filings and filed agreements.

Products, page 4

2. We have reviewed your response to prior comment two. Please revise to clarify
   whether you have any continuing obligations under your Technology Transfer
   Agreement dated October 12, 2007 by and between you and Beijing Jindelikang
   Bio-Technology Co., Ltd. If so, please revise your disclosure to describe the

material terms of those obligations, including, but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, duration and termination provisions.

Regulation, page 12

3. We have reviewed your response to prior comment seven. Please expand your disclosure in this section to also disclose the process for obtaining government approval to market your health supplements, health food and medical drugs.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

4. Please refer to prior comment 10. Please tell us how recognizing accounts receivable for sales that are "uncollectible" complies with generally accepted accounting principles. In addition, explain how your cost-of-production calculation, which is "based on actual situation by products," complies with generally accepted accounting principles.

5. Please refer to prior comment 12. Please revise your disclosure to explain the steps in your manufacturing process, particularly those steps other than packaging. Also, quantify the revenues and costs of goods sold for each period presented for those products that you manufacture, such as the 19 medical drugs licensed through Huimejia, and those products that you appear to only package, such as the health and organic "green" food products. In addition, describe those factors that allowed you to increase your inventory turnover from 5.4 times in 2008 to 32.37 times in 2009.

6. Please refer to prior comment 12. You state that in 2009 cost of goods sold was 76% of revenue, of which raw materials accounted for 63.03%, package accounted for 8.97% and overhead accounted for 4%. Please explain how labor costs for the 17 workers in manufacturing and 50 independent workers in packing are reflected in your cost of goods sold. Also, explain why the percentage of raw materials cost to revenues decreased from 63% in 2008 to 31% in 2009. In addition, describe the composition of your overhead costs and explain why these costs remained stable in 2009, despite an 840% increase in your production volume. Revise your disclosure accordingly.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant